September 17, 2018

Mr. Andrew Mew
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	NORFOLK SOUTHERN CORPORATION
Form 10-K for the Fiscal Year Ended December 31, 2017
   Filed February 5, 2018
Form 10-Q for the Fiscal Period Ended March 31, 2018
   Filed April 25, 2018
Commission File Nos. 001-08339

Dear Mr. Mew:
Norfolk Southern Corporation received the Securities and Exchange Commission Staff’s comments in its letter to Cynthia C. Earhart dated August 31, 2018 (the “Comment Letter”), regarding the above subject. The Comment Letter requests that we respond within ten (10) business days from the date thereof (i.e., September 17, 2018), or inform the Staff of when we would provide a response.
As you are aware, on September 14, 2018, we requested an extension of time until September 24, 2018, to respond to the Comment Letter, which extension request was granted.
Thank you very much for your courtesy and cooperation in this matter.  Should you have any questions, please do not hesitate to contact me at (757) 629-2753.

Very truly yours,

/s/ Krista J. McAninley
Krista J. McAninley
General Solicitor

cc:	Cynthia C. Earhart, Executive Vice President Finance and Chief Financial Officer
Thomas E. Hurlbut, Vice President and Controller